SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for January 2023

São Paulo, February 6, 2023 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of January 2023, compared to the same period in 2022.

Highlights:

|	GOL’s total supply (ASK) increased 6.2%. Total seats increased 7.3% and the number of departures increased by 7.9%. GOL's total demand (RPK) increased by 8.9% and the load factor was 84.7%.
|	GOL’s domestic supply (ASK) decreased 3.0% and demand (RPK) increased by 0.3%. GOL’s domestic load factor was 85.6%. The volume of departures increased by 3.5% and seats increased by 3.0%.
|	GOL’s international supply (ASK) was 1,175 million, the demand (RPK) was 396 million and international load factor was 77.5%.

January/23 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			LTM Traffic Figures (¹)
Operational data *	Jan/23	Jan/22	% Var.	Jan/23 LTM	Jan/22 LTM	% Var.
Total GOL
Departures	21,431	19,868	7.9%	203,513	138,671	46.8%
Seats (thousand)	3,733	3,477	7.3%	35,477	24,318	45.9%
ASK (million)	4,424	4,166	6.2%	41,021	27,881	47.1%
RPK (million)	3,747	3,441	8.9%	32,923	22,836	44.2%
Load Factor	84.7%	82.6%	2.1 p.p	80.3%	81.9%	-1.6 p.p
Pax on board (thousand)	3,084	2,775	11.1%	27,670	19,402	42.6%
Domestic GOL
Departures	20,256	19,580	3.5%	195,908	138,078	41.9%
Seats (thousand)	3,532	3,428	3.0%	34,169	24,217	41.1%
ASK (million)	3,912	4,035	-3.0%	37,577	27,624	36.0%
RPK (million)	3,350	3,339	0.3%	30,153	22,640	33.2%
Load Factor	85.6%	82.8%	2.9 p.p	80.2%	82.0%	-1.7 p.p
Pax on board (thousand)	2,933	2,737	7.2%	26,639	19,327	37.8%
International GOL
Departures	1,175	288	N.M	7,605	593	N.M
Seats (thousand)	201	50	N.M	1,308	100	N.M
ASK (million)	512	132	N.M	3,444	257	N.M
RPK (million)	396	102	N.M	2,771	196	N.M
Load Factor	77.5%	77.4%	0.0 p.p	80.5%	76.3%	5.4 p.p
Pax on board (thousand)	151	38	N.M	1,031	75	N.M
On-time Departures	82.7%	85.8%	-3.0 p.p	89.2%	93.2%	-4.1 p.p
Flight Completion	97.9%	99.6%	-1.7 p.p	99.1%	98.9%	0.2 p.p
Cargo Ton (thousand)	6.7	4.3	-100.0%	73.9	43.1	55.8%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

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GOL discloses preliminary traffic figures for January 2023

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is the largest airline in Brazil, leader in the corporate and leisure segments. Since founded in 2001, the Company has the lowest unit cost in Latin America, thus democratizing air transportation. The Company has alliances with American Airlines and Air FranceKLM and makes available several codeshares and interline agreements available to Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All”, GOL offers the best travel experience to its passengers, including: the largest number of seats and more space between seats; the greatest platform with internet, movies and live TV; and the best frequent-flyer program, SMILES. In cargo transportation, GOLLOG delivers orders to different regions in Brazil and abroad. The Company has a team of 14,000 highly qualified aviation professionals focused on Safety, GOL’s #1 value, and operates a standardized fleet of 145 Boeing 737 aircraft. The Company's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, go to www.voegol.com.br/ri.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer